November 28, 2012
[DANFOSS LOGO]

Board of Directors
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa

Dear Members of the Board:

I am writing to confirm the exciting new proposal that we described at today’s meeting of the Board of Directors.  Danfoss proposes to acquire all the remaining shares of Sauer-Danfoss it does not currently own at a price of $49.00 per share in cash.  We believe this proposal represents a very attractive premium to the Sauer-Danfoss stockholders and full and fair value for the company.  The proposal represents a premium of 24% over the closing price of the Sauer-Danfoss shares on November 27, 2012.  The proposed transaction would not be conditioned on Danfoss obtaining financing.

We understand that Sauer-Danfoss and its Board of Directors will want to establish a special committee comprised of independent directors to consider this proposal.  We expect that the special committee will want to retain its own legal and financial advisors.  We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction.  We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end.  We would anticipate that we would be in a position to commence a tender offer for the remaining Sauer-Danfoss shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee.  We will dedicate the resources necessary to meet this timeline and are open to any suggestions the special committee may have with respect to timing and structure.

Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss.  Accordingly, we believe this proposal presents a unique opportunity to deliver immediate liquidity and significant value to Sauer-Danfoss’ stockholders that will be welcomed by your stockholders.

We believe a more formal combination of our respective businesses would present significant opportunities for our respective managements and employees, as well as for our mutual customers and the communities in which we operate. We wish to point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Sauer-Danfoss and representatives of Danfoss.  We look forward to continuing this relationship in the future.

As you will appreciate, we must make public promptly the fact that we have made this proposal to the Board and we intend to issue a press release and file an amendment to our Schedule 13D filing in order to accomplish this. While there are obvious limits on what we can or should discuss, you should all feel free to contact me at any time if you wish to discuss this proposal or the process forward.

With best personal regards,

Niels B. Christiansen
CEO and President
Danfoss A/S